

June 1, 2010

By facsimile to (210) 694-0892 and U.S. Mail

Mr. Jeffrey S. Brain
President and Chief Executive Officer
Ciralight Global, Inc.
670 East Parkridge, Suite 112
Corona, CA 92879

Re: Ciralight Global, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed May 26, 2010
        File No. 333-165638

Dear Mr. Brain:

        This is to advise you that a preliminary review of the filing indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, the filing does not include financial statements for the quarter ended March 31, 2010. For this reason, we will not perform a detailed examination of the filing, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

        You may direct questions on the financial statements and related matters to Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other disclosure issues to Edward

M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: David E. Wise, Esq.
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, TX 78230